KeyOn Communications Holdings, Inc.
11742 Stonegate Circle
Omaha, NE 68164

December 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
KeyOn Communications Holdings, Inc. (the "Registrant")
Request for Withdrawal of Registration Statement on Form SB-2
(File No. 333-146545)

Ladies and Gentlemen:

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), the Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above referenced Registration Statement on Form SB-2 (File No. 333-146545) initially filed with the Commission on October 5, 2007, together with all exhibits and amendments thereto (the "Registration Statement").

        The Registrant has determined not to proceed with the offering contemplated by the Registration Statement and no securities were sold in connection with such offering. Please be advised that the Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Act to the extent that the Registrant may rely upon such rule.

Respectfully,
KEYON COMMUNICATIONS HOLDINGS, INC.
By:	/s/ ANNETTE EGGERT Name: Annette Eggert Title: Chief Financial Officer